Filed by: Tallgrass Energy GP, LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tallgrass Energy Partners, LP

Commission File Number: 001-35917

TEGP to Acquire TEP

Transaction Questions and Answers

Transaction Background

Q.	Can you explain how the reorganization works?

A.	Tallgrass Energy GP, LP (TEGP) is acquiring Tallgrass Energy Partners, LP (TEP) in a stock-for-unit merger transaction. At closing, TEP’s public unitholders will receive 2.0 TEGP Class A shares for each TEP common unit they own and TEP will no longer be publicly traded. In addition, TEGP will change its name to Tallgrass Energy, LP (Tallgrass Energy) and trade under the NYSE ticker “TGE”.

Q.	Why is Tallgrass doing this?

A.	MLPs are not operating in the same environment as they were five, or even three, years ago. Operating Tallgrass Energy as a single public entity accomplishes a number of objectives to address this changed environment from a position of strength. We believe it will streamline and simplify our corporate structure; improve our equity cost of capital, thereby improving future growth and acquisition opportunities by making us more competitive in the marketplace; improve our credit profile; and potentially make Tallgrass Energy more attractive to a broader investor base. We’re confident this is the right thing to do, the right time to do it and that the marketplace will more accurately reflect the true value of Tallgrass Energy as a result.

Q.	What regulatory and/or other approvals are required to close this deal?

A.	The transaction requires approval from a majority of TEP unitholders, as well as Hart-Scott-Rodino antitrust clearance. It does not require a vote by TEGP shareholders.

Q.	When do you expect the deal to close?

A.	Subject to receipt of the necessary approvals, we expect to close the deal before the end of Q2 2018.

Impact on Tallgrass Energy’s Employees

Q.	Will any jobs be cut as a result of this transaction?

A.	Although Tallgrass Energy expects modest savings related to general and administrative expenses and interest expense, we do not expect any positions to be eliminated as a result of the transaction.

Q.	Will my job title and wage stay the same?

A.	Yes, employees will see no change to their job title and/or their pay as a result of the transaction.

Q.	Will my benefits package change?

A.	No, we do not expect any changes to your benefits package (including the existing 401(k) program and vacation policies) as a result of the transaction.

Q.	Will this transaction affect my vesting schedule in equity participation units (EPUs)? What if I’m not vested yet?

A.	No, this transaction will not affect the current vesting schedule for outstanding and unvested TEP EPUs. In connection with the transaction, each unvested TEP EPU will be converted into 2.0 equity participation shares with respect to TEGP Class A shares. The vesting schedule for your converted award will be the same as your original EPUs. Any equity participation shares that vest after the closing will be settled in TEGP Class A shares.

Q.	Where can I find updates about the transaction between now and the time the deal is closed?

A.	Updates related to the transaction will be made publicly available by our filings with the Securities and Exchange Commission. These filings are available on the Tallgrass website at www.tallgrassenergy.com, by selecting “Investors,” then selecting either “Tallgrass Energy Partners, LP” or “Tallgrass Energy GP, LP,” then selecting “SEC Filings,” and then selecting “Documents.”

Impact on Tallgrass Energy’s Business

Q.	Will Tallgrass Energy’s headquarters remain in Leawood?

A.	Yes, the corporate headquarters will remain in Leawood, Kan. The operational headquarters will continue to be in Lakewood, Colo., and all existing field offices operated by Tallgrass Energy will remain open.

Q.	What should we tell our customers?

A.	This transaction will have no impact on Tallgrass Energy’s customers. You should tell customers it’s business as usual, and that Tallgrass Energy employees will continue to deliver the exceptional customer service our customers have come to expect of us.

Q.	Will Tallgrass Energy’s senior management team be structured any differently as a result of this transaction?

A.	No, there will be no changes to the senior management team as a result of this transaction.

Q.	Should I be doing anything differently between now and when the transaction closes?

A.	No, you need to continue doing your job the same as you always have. It’s important that we all stay focused on doing our jobs safely and well. That doesn’t change.

Impact on Unitholders/Shareholders

Q.	How will TEP unitholders and TEGP shareholders be affected when this deal is closed?

A.	All TEP public unitholders will receive 2.0 TEGP Class A shares for every TEP common unit they own. The amount of TEGP shares owned by TEGP shareholders will not be changed as a result of the transaction.

Q.	Will this be a taxable transaction for TEP unitholders?

A.	Yes, this will be a taxable transaction for current TEP unitholders receiving TEGP Class A shares in the transaction. Each unitholder’s tax situation is unique and unitholders are encouraged to consult their own tax advisor regarding potential tax liabilities as a result of the transaction.

Q.	Once the transaction is complete, how will it affect the distributions I was getting from TEP as a TEP unitholder?

A.

You will no longer receive distributions from TEP following the transaction. Instead, your dividends will be made with respect to the TEGP Class A shares received in the transaction. For Q1 2018, TEGP announced a dividend of $0.4875 per TEGP Class A share and TEP announced a distribution of $0.975 per TEP common unit. If TEGP dividends were to remain at this level for Q2 2018 and the transaction closes prior to the record date for such dividends, current TEP unitholders would effectively receive a total of $0.975 by virtue of receiving 2.0 TEGP Class A shares for every TEP common unit.

Additional Information and Where to Find it

In connection with the transactions referred to in this material, TEGP expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus for the TEP unitholders. After the registration statement is declared effective, TEP will mail a definitive proxy statement/prospectus to its unitholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that TEGP or TEP may file with the SEC and send to TEGP’s and/or TEP’s shareholders or unitholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF TEGP AND TEP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by TEGP or TEP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TEGP and TEP will be available free of charge on TEGP’s and TEP’s website at www.tallgrassenergylp.com, in the “Investor Relations” tab near the top of the page, or by contacting TEGP’s and TEP’s Investor Relations Department at 913-928-6012.

Participants in the Solicitation

TEGP and TEP and their respective general partner’s directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of TEGP’s general partner may be found in its 2017 Form 10-K filed with the SEC on February 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information about the directors and executive officers of TEP may be found in its 2017 Form 10-K filed with the SEC on February 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Concerning Forward-Looking Statements

Disclosures in this communication contain forward-looking statements. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include the expected consideration to be received in connection with the closing of the merger transaction, statements regarding the expected benefits of the proposed transaction to TEP and TEGP and their unitholders and shareholders, respectively, whether the transaction will be closed before the end of Q2 2018 or at all and statements regarding the impact to Tallgrass Energy’s employees, Tallgrass Energy’s business and TEP’s unitholders and TEGP’s shareholders as a result of the transaction. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of TEP and TEGP, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, and other important factors that could cause actual results to differ materially from those projected, including those set forth in reports filed by TEP and TEGP with the SEC. Any forward-looking statement applies only as of the date on which such statement is made and TEP and TEGP do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.